Exhibit 99.10

October 10, 2012

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Newfoundland Securities Commission
TSX

Dear Sirs:

Re:	Bridgeport Ventures Inc.

We are pleased to advise you of the details of the upcoming meeting of the shareholders of BRIDGEPORT VENTURES INC.

Issuer:	Bridgeport Ventures Inc.
Meeting Type:	Annual & Special Meeting
CUSIP / ISIN:	108404104 / CA1084041047
Meeting Date:	November 22, 2012
Record Date of Notice:	October 22, 2012
Record Date of Voting:	October 22, 2012
Beneficial Ownership Determination Date:	October 22, 2012
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
Place:	Toronto, ON

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 - 101 regarding Shareholder Communication, in our capacity as the agent for Company.

Yours truly,

VALIANT TRUST COMPANY

John Masterson
Account Manager Client Services

cc: CDS & Co